[Letterhead of Gramercy Capital Corp.]

October 18, 2010

VIA EDGAR

Evan S. Jacobson
Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gramercy Capital Corp. (the "Company")
Schedule TO-I
Filed October 1, 2010
File No. 005-80336

Dear Mr. Jacobson:

We are transmitting for filing the Company's response to the comments of the Staff of the Office of Mergers & Acquisitions (the "Staff") of the Securities Exchange Commission (the "Commission") contained in your letter to Mr. Roger M. Cozzi of the Company, dated October 6, 2010 (the "October 6 Letter").  For convenience of reference, the Staff comments contained in the October 6 Letter are reprinted below in italics and are followed by the corresponding response of the Company.

Schedule TO-I

Exhibit 99(A)(1)(A): Offer to Purchase

1.
Your offer is currently set to expire at 5:00 p.m. New York City time on October 29, 2010.  The offer is open for less than twenty full business days due to the Columbus Day federal holiday and the 5:00 p.m. expiration time.  See Exchange Act Rule 13e-4(a)(3).  Please revise to extend the offer period to ensure that that your offer is open at least twenty full business days.  See Exchange Act Rule 13e-4(f)(1)(i).

Response: In response to the Staff's comment, the Schedule TO has been amended to change the expiration of the offer to 5:00 p.m., New York City time, on November 4, 2010.

2.
We note you have been exploring strategic alternatives, and evaluated an indication of interest conditioned upon the repurchase of a substantial portion of the Series A shares.  While we recognize your board of directors has discontinued discussions regarding the indications of interest, please provide us with a brief legal analysis as to why Rule 13e-3 was deemed inapplicable to this transaction.  In providing a response, please specifically address the basis for the apparent conclusion that the tender offer is not a transaction, or first step in a series of transactions, undertaken with a purpose of producing or otherwise reasonably likely to produce one of the Rule 13e-3 specified going private effects.  See Exchange Act Rule 13e-3(a)(3).

Securities and Exchange Commission
October 18, 2010

Response:  In response to the Staff's comment, the Company advises the Staff that all of the indications of interest received by the Company were preliminary in nature.  All conversations with the parties who provided the indications of interest have terminated.  There is no agreement, arrangement or understanding with any of those parties regarding the pursuit of any transaction after completion of this tender offer.  The transactions contemplated by the indications of interest received by the Company included recapitalization transactions in which the Company would issue additional shares of capital stock and the Company's existing shares of capital stock (including the Series A Shares) would remain outstanding.  Other indications of interest contemplated sales of assets by the Company that also would not require any reduction in the number of Series A Shares outstanding or affect the continued stock exchange listing of those securities.  None of the indications of interest was provided by an affiliate of the Company.  Accordingly, while it is true that, as disclosed in the Offer to Purchase, consummation of the tender offer may make it easier for the Company to pursue various strategic alternatives in the future, (i) there is no assurance the Company will in fact pursue any such alternative and (ii) there is a significant likelihood that any transaction that may be pursued by the Company will not involve a change in the Series A Shares or in the Company's continuing Exchange Act reporting obligations.  Based on these facts, the Company has concluded that this tender offer is not a transaction (nor is it part of a series of transactions) which has a reasonable likelihood or a purpose of producing, either directly or indirect, any of the effects described in Rule 13e-3(a)(3)(ii) under the Exchange Act.

Cautionary Note Regarding Forward-Looking Information, page 11

3.
In the first paragraph on page 11, you reference the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  The safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer.  See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934; refer also to Regulation M-A telephone interpretation I.M.2 in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.  Please revise to make clear that forward-looking statements made in connection with this tender offer cannot be defined under the Private Securities Litigation Reform Act of 1995, and refrain from referring to such safe harbor provisions in any future offer documents, press releases, or other communications relating to this tender offer.

Response:  In response to the Staff's comment, the disclosure in the Offer to Purchase has been revised to eliminate the reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

4.
In the penultimate paragraph of this section, you appear to state that you have no obligation to update the information contained in your offering document.  Please revise this language to eliminate the implication that you have no obligation to update your disclosure to reflect material changes in the information published, sent or given to security holders.  See Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3).

Securities and Exchange Commission
October 18, 2010

Response:  In response to the Staff's comment, the disclosure in the Offer to Purchase has been revised.  The Company acknowledges to the Staff its obligation to update the disclosure in Offer to Purchase to reflect material changes in the information published, sent or given to security holders in connection with the offer.

Summary Financial Information, page 13

5.
We note that you have incorporated your financial statements by reference, but have not included all of the summarized financial information specified in Item 1010(c) of Regulation M-A in the offering document, as required by Instruction 6 to Item 10 of Schedule TO.  Refer also to Regulation M-A telephone interpretations I.H.7 and H.9 in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.  For example, but without limitation, you have not included: current assets, noncurrent assets, current liabilities, and noncurrent liabilities.  Please revise.

Response: In response to the Staff’s comment, the Company advises the Staff that is has included all of the summarized financial information specified in Item 1010(c) of Regulation M-A.  The Company is a real estate investment trust and as such, it does not present a classified balance sheet.   Section 1-02(bb) of Regulation S-X provides that for specialized industries in which classified balance sheets are normally not presented, summarized financial information shall include disclosures of the nature and amount of the major components of assets and liabilities.   Accordingly, because current assets, noncurrent  assets, current liabilities, and noncurrent liabilities are not applicable to its financial statements, the Company has not presented them in the Offer to Purchase.  The Company has included, as required, the nature and amount of the major components of assets and liabilities, including real estate investments, loans and other lending investments, commercial mortgage-backed securities, mortgage notes payable, mezzanine loans payable and collateralized debt obligations.

The Offer, page 16

Conditions of the Offer, page 17

6.
When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition.  As you acknowledge on page 18, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders.  You may not, however, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding in your response letter.

Response: In response to the Staff's comment, the Company confirms its understanding that the Company may not simply fail to assert a triggered offer condition and thus effectively waive it without formally doing so.  The Company further confirms that depending on the materiality of the waived condition and the number of days remaining in the offer, it may be required to extend the offer and re-circulate new disclosure to security holders, and it will not simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.

Securities and Exchange Commission
October 18, 2010

7.
When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm your understanding in your response letter.

Response:  In response to the Staff's comment, the Company confirms its understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company will inform security holders how it intends to proceed promptly prior to the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the offer.

Effects of Tenders, page  21

8.
We note your statement in the second paragraph on page 21 that you will determine, in your sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and your determination will be "final and binding." We note similar disclosure in the first sentence of the third paragraph on page 22.  Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.  In addition, please disclose that security holders may challenge your determinations.

Response: In response to the Staff's comment, the Offer to Purchase has been revised to delete the "final and binding" language, and to add that unless security holders successfully challenge the Company's determination in court, they will be bound by it.

Material U.S. Federal Income Tax Consequences, page 33

9.
On page 33, you state that you have included a general summary of "certain" material U.S. federal income tax consequences.  Please revise to discuss all material federal income taxes and to remove the suggestion that your disclosure is not materially complete.  See Item 1004(a)(1)(xii) of Regulation M-A.

Response: In response to the Staff's comment, the disclosure in  the Offer to Purchase has been revised.

Miscellaneous, page 38

10.
We note your statement on page 38 that if you determine that you are not legally able to make the offer in a particular jurisdiction, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction.  Please clarify, if true, that you are referring to a U.S. state and not a non-U.S. jurisdiction.  If not, please advise us how you are complying with the all-holders provision in Exchange Act Rule 13e-4(f)(8)(i).  We view Exchange Act Rule 13e-4(f)(9)(ii) as permitting the exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.

Securities and Exchange Commission
October 18, 2010

Response: In response to the Staff's comment, the Company advises the Staff that the "jurisdiction" referred to is a U.S. state.

Where You Can Find More Information, page 38

11.
The penultimate paragraph of this section appears to contemplate forward incorporation by reference.  Schedule TO does not allow you to forward incorporate disclosure from subsequently filed documents.  Please revise the disclosure under this heading to clarify that you will amend the Schedule TO to include updates, inclusive of updated periodic report filings.  Refer to General Instruction F of Schedule TO and your obligation under Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed.

Response: In response to the Staff's comment, the disclosure in the Offer to Purchase has been revised.

Exhibit 99(A)(1)(B): Letter of Transmittal

12.
On page 3, you require tendering holders to represent and warrant that they have read all of the terms and conditions of the offer.  Please revise to delete the requirement that security holders provide this representation.  Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the certification made by security holders that they have read the offer materials as a waiver of liability and that you agree not to assert that this provision constitutes a waiver of liability.

Response: In response to the Staff's comment, the requirement that security holders provide representation that they have read all of the terms and conditions of the offer has been deleted from the Letter of Transmittal.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 18, 2010

Please feel free to contact me at (212) 297-1000 should you require additional information or have any questions.

Sincerely,

/s/ Roger M. Cozzi___________
Roger M. Cozzi
Chief Executive Officer

cc:	Larry P. Medvinsky, Esq. John A. Healy, Esq. David Lopez, Esq.